UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

FORM 8-A/A
Amendment No. 8

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MDU Resources Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	41-0423660
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 West Century Avenue P. O. Box 5650 Bismarck, North Dakota (Address of principal executive offices)	58506-5650 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $1.00 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: _________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.        Description of Registrant’s Securities to be Registered.

This amendment No. 8 on Form 8-A/A amends the registration statement on Form 8-A that MDU Resources Group, Inc. filed on September 21, 1994, as amended by amendment No. 1 on Form 8-A/A filed on March 23, 2000, amendment No. 2 on Form 8-A/A filed on March 10, 2003, amendment No. 3 on Form 8-A/A filed on January 21, 2004, amendment No. 4 on Form 8A/A filed on June 27, 2007, amendment No. 5 on Form 8-A/A filed on November 19, 2008, amendment No. 6 on Form 8-A/A filed on January 5, 2009 and amendment No. 7 on Form 8-A/A filed on April 30, 2010.

DESCRIPTION OF COMMON STOCK

Common Stock - General

The following is a description of all material attributes of our common stock.  This description is not complete, and we qualify it by referring to our restated certificate of incorporation, as amended, and bylaws, as amended, both of which we incorporate into this document by reference, and the laws of the state of Delaware.

Our restated certificate of incorporation authorizes us to issue 502,000,000 shares of stock, divided into four classes:

•	500,000 shares of preferred stock, $100 par value;

•	1,000,000 shares of preferred stock A, without par value;

•	500,000 shares of preference stock, without par value; and

•	500,000,000 shares of common stock, $1.00 par value.

Dividend Rights

Under our restated certificate of incorporation, we may declare and pay dividends on our common stock, out of surplus or net profits, only if we have paid or provided for full cumulative dividends on all outstanding shares of preferred stock, preferred stock A and preference stock.  As of August 19, 2014, we had no preferred stock A or preference stock outstanding and 153,086 shares of preferred stock outstanding.

Voting Rights

Our common stock has one vote per share.  The holders of our common stock are entitled to vote on all matters to be voted on by stockholders.  The holders of our common stock do not have cumulative voting rights.

Our bylaws provide for a majority voting standard for the election of directors in an uncontested election and a plurality voting standard in the event the number of nominees exceeds the number of directors to be elected.

The holders of our preferred stock, preferred stock A and preference stock do not have the right to vote, except as our board of directors establishes or as provided in our restated certificate of incorporation or bylaws or as determined by state law.

Our restated certificate of incorporation gives the holders of our preferred stock and preferred stock A, and the holders of our preference stock, the right to vote if dividends are unpaid, in whole or in part, on their shares for one year.  The holders have one vote per share until we pay the dividend arrearage, declare dividends for the current dividend period and set aside the funds to pay the current dividends.  In addition, the holders of some series of our preferred stock and preferred stock A, and/or the holders of our preference stock, must approve amendments to the restated certificate of incorporation in some instances.

Liquidation Rights

If we were to liquidate, the holders of the preferred stock, preferred stock A and the preference stock have the right to receive specified amounts, as set forth in our restated certificate of incorporation, before we can make any payments to the holders of our common stock.  After the preferred stock, preferred stock A and preference stock payments are made, the holders of our common stock are entitled to share in all of our remaining assets available for distribution to stockholders.

Other Rights

Our common stock is not liable to further calls or assessment.  The holders of our common stock have no preemptive rights.  Our common stock cannot be redeemed, and it does not have any conversion rights or sinking fund provisions.

Effects on our Common Stock if We Issue Preferred Stock, Preferred Stock A or Preference Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock, 1,000,000 shares of preferred stock A and 500,000 shares of preference stock, each in one or more series.  Our board of directors has the authority to determine the terms of each series of any preferred stock, preferred stock A or preference stock, within the limits of the restated certificate of incorporation and the laws of the state of Delaware.  These terms include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights.

The issuance of any preferred stock, preferred stock A or preference stock may negatively affect the holders of our common stock.  These possible negative effects include diluting the voting power of shares of our common stock and affecting the market price of our common stock.

Provisions of our Restated Certificate of Incorporation and our Bylaws That Could Delay or Prevent a Change in Control

Our restated certificate of incorporation and bylaws contain provisions which could make it more difficult to obtain control of MDU Resources Group, Inc. if our board of directors does not approve the transaction.  The provisions include the following:

Number of Directors, Vacancies, Removal of Directors

Our restated certificate of incorporation provides that our board of directors will have at least six and at most 15 directors.  Two-thirds of the continuing directors decide the exact number of directors at a given time.  Two-thirds of the continuing directors fill any new directorships created by the board and any vacancies.

Under the laws of the state of Delaware, our directors may be removed by a majority of the shares then entitled to vote in an election of directors.  However, our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders, which includes the removal of directors, must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.  Our restated certificate of incorporation prevents stockholders from calling a special meeting.

Meetings of Stockholders

No Cumulative Voting

Our restated certificate of incorporation does not provide for cumulative voting.

Advance Notice Provisions

Our bylaws require that for a stockholder to nominate a director or bring other business before an annual meeting, the stockholder must give notice not earlier than the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the prior year’s annual meeting of stockholders. The notice must include the information specified in the bylaws, and the stockholder must otherwise comply with the requirements of the bylaws.

Ability to Issue Shares of Preferred Stock, Preferred Stock A and Preference Stock

The ability of our board of directors to issue preference stock, preferred stock A and additional preferred stock may delay or prevent a change in control of MDU Resources Group, Inc.

Provisions Relating to the Authorization of Business Combinations

There is a provision in our restated certificate of incorporation permitting our board of directors to consider the following factors in determining whether or not to approve some types of business combinations:

•
The consideration to be received by us or our stockholders in connection with the business combination in relation not only to the then current market price for our outstanding capital stock, but also to the market price for our capital stock over a period of years, the estimated price that might be achieved in a negotiated sale of us as a whole or in part through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and our financial condition, future prospects and future value as an independent corporation;

•	The character, integrity and business philosophy of the other party or parties to the business combination transaction and the management of that party or those parties;

•
The business and financial conditions and earnings prospects of the other party or parties to the business combination transaction, including, but not limited to, debt service and other existing or likely financial obligations of that party or those parties, the intention of the other party or parties to the business combination transaction regarding the use of our assets to finance the acquisition, and the possible effect of the conditions upon us and our subsidiaries and the other elements of the communities in which we and our subsidiaries operate or are located;

•
The projected social, legal and economic effects of the proposed action or transaction upon us or our subsidiaries, employees, suppliers, customers and others having similar relationships with us, and the communities in which we and our subsidiaries do business;

•	The general desirability of our continuance as an independent entity; and

•	Such other factors as the continuing directors may deem relevant.

Provisions of Delaware Law that Could Delay or Prevent a Change in Control

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware.  With some exceptions, Section 203 prohibits us from engaging in some types of business combinations with an interested stockholder, which is a person who owns 15% or more of our outstanding voting stock, for a three-year period after that person acquires the stock.  This prohibition does not apply if

•	our board of directors approved of the business combination or the acquisition of our stock before the person became an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owned at least 85% of our outstanding voting stock, excluding certain shares; or

•	the business combination is approved by the board of directors and by at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A business combination includes mergers, consolidations, stock sales, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

Bylaws May Be Amended by the Board of Directors

Our restated certificate of incorporation grants our board of directors the power to adopt, amend or repeal our Bylaws, except as otherwise set forth in the Bylaws.

Item 2.        Exhibits

Exhibit Number	Exhibit

*3.1
Restated Certificate of Incorporation of MDU Resources Group, Inc., as amended, dated May 13, 2010, filed as Exhibit 3(a) to Form 10-Q for the quarter ended September 30, 2010, filed on November 3, 2010, in File No. 1-3480

*3.2	Bylaws of MDU Resources Group, Inc., as amended and restated on August 14, 2014, filed as Exhibit 3.1 to Form 8-K, filed on August 19, 2014, in File No. 1-3480
_______________________
* Incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 19, 2014

MDU RESOURCES GROUP, INC.

By:	/s/ Paul K. Sandness
Paul K. Sandness
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit

*3.1
Restated Certificate of Incorporation of MDU Resources Group, Inc., as amended, dated May 13, 2010, filed as Exhibit 3(a) to Form 10-Q for the quarter ended September 30, 2010, filed on November 3, 2010, in File No. 1-3480

*3.2	Bylaws of MDU Resources Group, Inc., as amended and restated on August 14, 2014, filed as Exhibit 3.1 to Form 8-K, filed on August 19, 2014, in File No. 1-3480

_______________________
* Incorporated herein by reference.